Exhibit 99.2

AMALGAMATION AGREEMENT

THIS AGREEMENT made as of the 20th day of September, 2021

AMONG:

FSD PHARMA INC.
a corporation organized under the laws of the Province of Ontario
(“FSD”)

- and -

2861435 ONTARIO INC.
a corporation organized under the laws of the Province of Ontario
(“Subco”)

- and -

LUCID PSYCHECEUTICALS INC.
a corporation organized under the laws of the Province of Ontario
(“Lucid”)

RECITALS:

A.	FSD, Subco and Lucid have entered into a master agreement dated as of August 25, 2021 pursuant to which the parties thereto have agreed to a business combination transaction (the “Master Agreement”).

B.	It is desirable for Subco and Lucid to amalgamate (the “Amalgamation”) under the OBCA (as hereinafter defined) upon the terms and conditions hereinafter set out.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto do hereby agree as follows:

1.	Interpretation

In this Agreement including the recitals:

“Agreement” means this agreement and any amendment made to this Agreement;

“Amalco” means the corporation resulting from the Amalgamation and continuing the corporate existence of the Amalgamating Corporations;

“Amalco Shares” means the common shares in the capital of Amalco;

“Amalgamating Corporation” means each of Subco and Lucid and “Amalgamating Corporations” means both of them;

“Amalgamation” means the amalgamation of the Amalgamating Corporations pursuant to the provisions of section 174 of the OBCA in the manner contemplated in and pursuant to this Agreement;

“Business Day” means a day other than a Saturday, Sunday or a civic or statutory holiday in the City of Toronto, Ontario;

“Certificate of Amalgamation” means the certificate of amalgamation to be issued by the Director in respect of the Amalgamation;

“Director” means the director appointed under section 278 of the OBCA;

“Effective Date” means the date shown on the Certificate of Amalgamation;

“Effective Time” has the meaning ascribed thereto in Section 10;

“Exchange Ratio” means 0.0412 FSD Shares for each one Lucid Share, subject to adjustment pursuant to Section 4(a)(ii) of the Master Agreement;

“FSD Shares” means Class B subordinate voting shares in the capital of FSD.

“Governmental Authority” means (i) any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any stock exchange, and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“Lucid Options” has the meaning ascribed thereto in the Master Agreement;

“Lucid Shareholder” means a registered holder of Lucid Shares, from time to time, and “Lucid Shareholders” means all of such holders;

“Lucid Shares” means common shares in the capital of Lucid;

“Lucid Warrants” means the outstanding warrants of Lucid to acquire the same Lucid Shares;

“Master Agreement” has the meaning ascribed thereto in the recitals to this Agreement;

“OBCA” means the Business Corporations Act (Ontario), as the same has been and may hereafter from time to time be amended;

“Paid-up Capital” means paid-up capital within the meaning of subsection 89(1) of the Income Tax Act (Canada);

“Parties” means FSD, Subco and Lucid;

“Person” includes any individual, sole proprietorship, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, union, Governmental Authority, syndicate or other entity, whether or not having legal status; and

“Subco Shares” means the issued and outstanding common shares in the capital of Subco.

2.	Paramountcy

In the event of any conflict between the provisions of this Agreement and the provisions of the Master Agreement, the provisions of the Master Agreement shall prevail.

3.	Agreement to Amalgamate

Each of the Parties hereby agrees to the Amalgamation. The Amalgamating Corporations shall amalgamate to continue as Amalco on the terms and conditions set out in this Agreement.

4.	Amalgamation Events

The Parties shall cause the Articles of Amalgamation to be filed pursuant to section 178 of the OBCA to effect the Amalgamation. Under the Amalgamation at the Effective Time:

(a)	Lucid and Subco will amalgamate and continue as Amalco under the name “Lucid Psycheceuticals Inc.”;
(b)
each of the Lucid Shares issued and outstanding immediately prior to the Effective Time shall be exchanged by the holders thereof for FSD Shares based on the Exchange Ratio, being 0.0412 FSD Shares for each Lucid Share, subject to adjustment pursuant to Section 4(a)(ii) of the Master Agreement, following which such Lucid Shares shall be cancelled;

(c)	each of the Subco Shares issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable Amalco Share;
(d)
as consideration for the issuance of the FSD Shares to effect the Amalgamation, FSD shall receive and Amalco shall issue to FSD one fully paid and non-assessable Amalco Share for each FSD Share issued to the former holders of Lucid Shares; and

(e)	Amalco will be a wholly-owned subsidiary of FSD.

5.	Effect of the Amalgamation

Under the Amalgamation at the Effective Time:

(a)	the Amalgamating Corporations shall cease to exist as entities separate from Amalco;
(b)
Amalco shall possess all the property, rights, privileges and franchises and shall be subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the Amalgamating Corporations;

(c)	a conviction against, or ruling, order or judgment in favour or against an Amalgamating Corporation may be enforced by or against Amalco;
(d)
Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Corporation before the Amalgamation has become effective; and

(e)
except for the purposes specified in the OBCA, Amalco’s articles of amalgamation shall be deemed to be its articles of incorporation and the Certificate of Amalgamation shall be deemed to be Amalco’s certificate of incorporation.

6.	Amalgamation Related Events
The Parties hereby acknowledge:

(a)
that at the Effective Time, in connection with the Amalgamation, each issued and outstanding Lucid Option shall become exercisable in accordance with its adjustment terms to acquire FSD Shares in lieu of a Lucid Share, on substantially the same terms, for a number of FSD Shares that is equal to the Exchange Ratio and for an exercise price per FSD Share equal to the exercise price per Lucid Share of the Lucid Option divided by the Exchange Ratio;

(b)
that each Lucid Option shall continue to be governed by and be subject to the terms and conditions of the applicable certificate of Lucid, as the same may be amended or supplemented, evidencing its issuance and setting forth its terms and conditions;

(c)
that at the Effective Time, in connection with the Amalgamation, each issued and outstanding Lucid Warrant shall become exercisable in accordance with its adjustment terms to acquire FSD Shares in lieu of a Lucid Share, on substantially the same terms, for a number of FSD Shares that is equal to the Exchange Ratio and for an exercise price per FSD Share equal to the exercise price per Lucid Share of the Lucid Warrant divided by the Exchange Ratio; and

(d)
that each Lucid Warrant shall continue to be governed by and be subject to the terms and conditions of the applicable certificate of Lucid, as the same may be amended or supplemented, evidencing its issuance and setting forth its terms and conditions.

7.	Delivery of Securities Following Amalgamation
(a)
Subject to the receipt by FSD of the certificate or other confirmation, together with any supporting information as reasonably requested by FSD, as set forth in Subsection 8(a)(i) of the Master Agreement, as soon as practicable but in any event within the later of five Business Days of the Effective Date and receipt of such documentation, FSD shall issue or cause to be issued a certificate(s) or DRS statement(s) representing, or other evidence of, the FSD Shares that each former Lucid Shareholder is entitled to receive under the Amalgamation.

(b)
Share certificates or other evidence that, immediately prior to the Effective Time, represented outstanding Lucid Shares shall, immediately after completion of the Amalgamation pursuant to this Agreement at the Effective Time, cease to represent any claim upon or interest in Lucid or Amalco other than the right to receive the FSD Shares issuable for the Lucid Shares represented by such certificates or other evidence in accordance with Subsection 4(b) of this Agreement.

8.	Fractional Shares and Deduction and Withholding Rights.
(a)
No fractional FSD Shares will be issuable to Lucid Shareholders pursuant to the Amalgamation, and no cash payment or other form of consideration will be payable in lieu thereof. Any such fractional FSD Share interest to which a Lucid Shareholder would otherwise be entitled pursuant to the Amalgamation will be rounded down to the nearest whole FSD Share, in the event that the former holder of Lucid Shares is entitled to receive a fractional FSD Share.

(b)
The Parties agree that FSD, Lucid and Subco shall be entitled to deduct or withhold from any amounts payable to any Lucid Shareholder or any other Person, pursuant to the Amalgamation, such amounts (whether in cash, Lucid Shares, FSD Shares or otherwise) as FSD, Lucid or Subco reasonably determines it is required to deduct or withhold with respect to such payment under any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to the holders of FSD Shares, Lucid Shares or other applicable securities in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are timely remitted to the appropriate Governmental Authority. Any of FSD, Lucid or Subco is hereby authorized to sell or otherwise dispose of any share consideration as is necessary to provide sufficient funds to FSD, Lucid or Subco, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of FSD, Lucid or Subco shall be liable to any Person for any deficiency in respect of any proceeds received, and FSD, Lucid or Subco, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

9.	Filing of Articles of Amalgamation

Subject to the terms and conditions of the Master Agreement, if this Agreement is adopted by each of the Amalgamating Corporations as required by the OBCA, the Amalgamating Corporations agree that they will, jointly and together, file with the Director, agreed upon Articles of Amalgamation in the form prescribed under the OBCA.

10.	Effective Time

The Amalgamation shall take effect and go into operation at 12:01 a.m. (EST) on the Effective Date of the Articles of Amalgamation (the “Effective Time”), if this Agreement has been adopted as required by law and all necessary filings have been made with the Director before that time, or at such later time, or time and date, as may be determined by the directors or by special resolutions of the Amalgamating Corporations when this Agreement shall have been adopted as required by law.

11.	Registered Office

The registered office of Amalco shall be 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9.

12.	Activities

There will be no restrictions on the business which Amalco is authorized to carry on or on the powers that Amalco may exercise. The directors of Amalco shall be authorized to borrow money on the credit of Amalco.

13.	Authorized Capital

The authorized capital of Amalco shall consist of an unlimited number of common shares.

14.	Capital

The amount to be added to the stated capital in respect of the Amalco Shares issuable by Amalco pursuant to Subsections 4(c) and 4(d) of this Agreement shall be the aggregate of: (a) the Paid-up Capital, determined before the Effective Time, of the Subco Shares converted into Amalco Shares pursuant to Subsection 4(c); and (b) the Paid-up Capital, determined before the Effective Time, of all of the issued and outstanding Lucid Shares immediately prior to the Effective Time.

15.	Restrictions on Transfer

The transfer of securities of Amalco shall be restricted in that no securityholder shall be entitled to transfer any such security or securities without either:

(a)
the approval of the directors of Amalco expressed by a resolution passed by a majority of the directors at a meeting of the board of directors or by an instrument or instruments in writing signed by all of the directors; or

(b)
the approval of the holders of at least a majority of the shares of Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by a majority of the holders of such shares.

16.	Other Provisions

None.

17.	By-Laws

The by-laws of Amalco, until repealed, amended or altered, shall, to the extent not inconsistent with this Agreement, be the by-laws of Subco in effect prior to the Effective Time on the Effective Date, a copy of which may be examined at 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9.

18.	Number of Directors

The board of directors of Amalco shall, until otherwise changed in accordance with the OBCA or the articles of Amalco, consist of a minimum number of one and a maximum number of ten directors and the board of directors shall have the power to determine the number of directors.

19.	Initial Directors

The first directors of Amalco shall be the persons whose names and prescribed addresses appear below:

Name	Prescribed Address
Anthony Durkacz	XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
Zeeshan Saeed	XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Subject to the terms and conditions of the Master Agreement, the above directors will hold office from the Effective Date until the first annual meeting of shareholders of Amalco or until their respective successor is elected or appointed.

20.	Initial Officers

Until changed, the officers of Amalco shall be:

Name	Prescribed Address	Position Held
Lakshmi Kotra	XXXXXXXXXXXXXXXXXXXXXXXXXXXXX	Chief Executive Officer
Nathan Coyle	XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX	Corporate Secretary

21.	Termination

This Agreement may be terminated by the board of directors of an Amalgamating Corporation, notwithstanding the approval of this Agreement by the shareholders of either or both of the Amalgamating Corporations, at any time prior to the issuance of the Certificate of Amalgamation and following the termination of the Master Agreement, without, except as provided in the Master Agreement, any recourse by any Party hereto or any of their shareholders or other Persons.

22.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

23.	Further Assurances

Each of the Parties agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

24.	Time of the Essence

Time shall be of the essence of this Agreement.

25.	Financial Year End

Until otherwise determined by resolution of the board of directors of Amalco, the financial year of Amalco shall end on the last day of December in each year.

26.	Amendments

This Agreement may only be amended or otherwise modified by written agreement executed by the Parties.

27.	Counterparts

This Agreement may be signed in counterparts (including counterparts by facsimile or other electronic transmission), and all such signed counterparts, when taken together, shall constitute one and the same agreement, effective as of the date first set forth above.

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IN WITNESS WHEREOF the Parties have executed this Agreement.

FSD PHARMA INC.

By:	(signed) Anthony Durkacz
Name: Anthony Durkacz
Title: Co-Executive Chair

2861435 ONTARIO INC.

By:	(signed) Zeeshan Saeed
Name: Zeeshan Saeed
Title: President

LUCID PSYCHECEUTICALS INC.

By:	(signed) Dr. Lakshmi P Kotra
Name: Dr. Lakshmi P Kotra
Title: Chief Executive Officer